# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dun & Bradstreet Holdings, Inc., CIK 0001799208
CUSIP: 26484T106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Bryan D. Coy c/o Cannae, 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, 702-323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cannae Holdings, LLC (CIK 0001546148): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DNB Holdco, LLC (CIK 0001816417): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dun & Bradstreet Holdings, Inc.
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a "Reporting Person" and collectively, the "Reporting Persons") on February 25, 2022 and as amended on July 11, 2022, January 27, 2023, March 18, 2024, March 25, 2025, and May 9, 2025 (as amended from time to time, the "Schedule 13D"), and relates to the Class A common stock, par value $0.0001 per share ("Common Stock"), of Dun & Bradstreet Holdings, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D. This Amendment No. 6 constitutes the final amendment to the Schedule 13D and is filed to report that the Reporting Persons have ceased to beneficially own any Common Stock of the Company.

## Item 2. Identity and Background
Name of person filing:
William P. Foley II; Vice Chairman of the Board of Directors of Cannae Holdings, Inc. and Senior Managing Director, Cannae Holdings, LLC; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Douglas K. Ammerman; Chairman of the Board of Directors of Cannae Holdings, Inc.; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Hugh R. Harris; Director of Cannae Holdings, Inc.; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

C. Malcolm Holland; Chief Executive Officer of Veritex Holdings, Inc.; 8215 Westchester Dr Ste 400, Dallas, TX 75225.

Mark D. Linehan; Chief Executive Officer of Wynmark Company; 1125 Vereda Del Ciervo, Goleta, CA 93117.

Frank R. Martire, Jr.; Founder and Partner of Bridgeport Partners; 220 Fifth Avenue, 18th Floor, New York, NY 10001.

Erika Meinhardt; Director of Cannae Holdings, Inc.; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Barry B. Moullet; Principal of BBM Executive Insights, LLC; 4017 S Atlantic Ave Ste 705, New Smyrna Beach, FL 32169.

James B. Stallings, Jr.; Managing Partner of PS27 Ventures, LLC; 7835 Bayberry Rd, Jacksonville, FL 32256.

Frank P. Willey; Partner at Hennelly & Grossfeld, LLP; 10900 Wilshire Blvd, Ste 400, Los Angeles, CA 90024.

Ryan R. Caswell; Chief Executive Officer of Cannae Holdings, Inc. and Managing Director and President, Cannae Holdings, LLC and President, DNB Holdco, LLC; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Bryan D. Coy; Chief Financial Officer of Cannae Holdings, Inc. and Managing Director and Chief Finance Officer, Cannae Holdings, LLC and Manager and Chief Financial Officer, DNB Holdco, LLC; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Peter T. Sadowski; Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Michael L. Gravelle; Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc. and Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC and Executive Vice President and General Counsel, DNB Holdco, LLC; c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
Criminal convictions in the last five years:
Item 2(d) and (e) of the Schedule 13D is supplemented as follows:

During the five years prior to the date of this Schedule 13D/A, neither the Reporting Persons nor to the Reporting Persons' knowledge, have any of the Item 2 Persons been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The following transactions in Common Stock of the Issuer took place during the past 60 days.

On June 17, 2025, DNB Holdco, LLC sold 1,000,000 shares of Common Stock for $9,060,000, or $9.06 per share of Common Stock, as reported on Form 144 and Form 4.

On August 26, 2025, pursuant to the Agreement and Plan of Merger ("Merger Agreement"), dated as of March 23, 2025, by and among the Issuer, Denali Intermediate Holdings, Inc., ("Parent") and Denali Buyer, Inc., a wholly owned subsidiary of Parent, each outstanding share of common stock of the Issuer was cancelled and converted into the right to receive $9.15 in cash per share without interest and subject to deduction for any applicable withholding taxes. Accordingly, DNB Holdco, LLC disposed of all 24,048,691 shares of Common Stock, Cannae Funding D, LLC, a wholly owned subsidiary of DNB Holdco, LLC, disposed of all 35,000,000 shares of Common Stock, for total consideration of $540,295,523.

In connection with the completion of the Merger, all of the shares owned by the persons named in Item 2 of the Schedule 13D have been cancelled and converted into the right to receive $9.15 in cash per share without interest and subject to deduction for any applicable withholding taxes in accordance with the terms of the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented as follows:

The calculation in this Amendment No. 6 of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on 446,189,224 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented as follows:

As of the date of this Amendment No. 6, the Reporting Persons do not beneficially own any Common Stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented as follows:

The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Item 4.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on August 26, 2025.

## Signatures
- Cannae Holdings, Inc.: Cannae Holdings, Inc., Bryan D. Coy, Chief Financial Officer (08/26/2025)
- Cannae Holdings, LLC: Cannae Holdings, LLC, Bryan D. Coy, Managing Director and Chief Financial Officer (08/26/2025)
- DNB Holdco, LLC: DNB Holdco, LLC, Bryan D. Coy, Manager and Chief Financial Officer (08/26/2025)